November 24, 2008

BY EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nationwide Financial Services, Inc.
Amendment No. 1 to
Preliminary Merger Proxy Statement on Schedule 14A
Filed October 31, 2008
File No. 1-12785

Amendment No. 1 to Schedule 13E-3
Filed October 31, 2008
File No. 5-50759

Dear Mr. Riedler:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 18, 2008 to the General Counsel, Nationwide Financial Services, Inc. (the “Company”), with respect to the above-referenced Amendment No. 1 to the Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Amendment No. 1 to Schedule 13E-3.

For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Special Factors, page 9

Background of the Merger, page 11

1.	We note your response to our prior comment 19. It appears that the Lazard materials used prior to August 6, 2008 are materially related to the Rule 13E-3 transaction, regardless of whether they served or not as the basis for the “final decisions” of the Special Committee or the Board of the company. Therefore, please revise your disclosure to summarize all Lazard materials and, to the extent those materials have not already been filed, please file all relevant materials as exhibits to the Schedule 13E-3.

The Proxy Statement has been amended to summarize the Lazard materials used prior to August 6, 2008. See page 43 of the amended Proxy Statement.

2.	We note your response to our prior comment 20 and the related disclosure on page 12 of the amended proxy statement. If UBS and Goldman Sachs discussed other financial analyses that were not among those ultimately provided to the Board, please identify those analyses and state why they were not ultimately presented to the Board.

The discussion referenced on page 12 of the amended Proxy Statement included an overview of financial analyses that could be conducted in connection with a public company acquisition, including a stand alone valuation analysis and a pro forma effects analysis, and did not include a discussion of the analyses UBS and Goldman Sachs necessarily expected to perform in connection with the merger. Based on the collective experience of UBS and Goldman Sachs and discussions between representatives of UBS and Goldman Sachs and NWM management, UBS and Goldman Sachs ultimately presented to the NWM board those analyses described under the heading “Summary of Financial Analyses of UBS and Goldman Sachs.”

3.	We note your response to our prior comment 23; however, we reissue our previous comment. Although we note that you state that the projections did not serve as the final basis for Lazard’s August 6, 2008 opinion, we note that Lazard relied on the projections in its public market trading analysis on page 36, its premiums on public market analysis on page 38, and its supplemental cash flow valuation analysis on page 42. In addition, we note that Milliman used projections in its actuarial appraisal on page 44 and UBS and Goldman used projections in their implied transaction multiples analysis on page 46. Please revise to disclose the financial projections used by each financial advisor or reference the location in the proxy statement where that information may be located.

The Proxy Statement has been amended to reflect the various management projections provided to the financial advisors. See page 32 of the amended Proxy Statement.

4.	We note your response to our prior comment 28 and reissue that comment. Please revise your disclosure to quantify the revised preliminary valuation presented by Lazard during the June 17, 2008 telephonic meeting with the special committee. This information is materially related to the Rule 13E-3 transaction.

The Proxy Statement has been amended to include quantified information about Lazard’s June 17, 2008 preliminary valuation. See page 43 of the amended Proxy Statement.

Recommendations of the Special Committee and our Board; Reasons for Recommending the Adoption of the Merger Agreement, page 22

5.	We note your response to our prior comment 32 and your revised disclosure on page 26 that the board expressly adopted the special committee’s recommendation. Please revise to state, if true, that the board also expressly adopts the special committee’s discussion of the factors considered in determining fairness. Refer to Item 1014 (b) of Regulation M-A and Q&A No. 20 in SEC Rel. 34-17719. Alternatively, the Board needs to disclose its analysis with respect to the factors in Instruction 2 to Item 1014 of Regulation M-A.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 26 of the amended Proxy Statement.

Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Unaffiliated Shareholders, page 28

6.	We note your response to our prior comment 39. It is not clear how NWM, NWC and Merger Sub concluded that the merger is substantively and procedurally fair to the company’s unaffiliated shareholders if “none of NWM, NWC or Merger Sub undertook an independent evaluation of the fairness of the proposed merger.” Please revise your disclosure to clarify. Further, please revise to address each of the factors in Instruction 2 to Item 1014 of Regulation M-A. Please note that when a factor that would otherwise be important in determining the terms of the transaction is not considered or is given little weight because of particular circumstances, this may be a significant aspect of the decision-making process which should be discussed in order to make the disclosure understandable and complete. Refer to Q&A No. 20 in SEC Rel. 34-177 19.

We have revised the Proxy Statement to address your comment regarding a discussion of the factors identified in Instruction 2 to Item 1014 of Regulation M-A. See page 30 of the amended Proxy Statement. As we previously indicated in our response to prior comment 39, NWM, NWC and Merger Sub believe that the proposed merger is substantively and procedurally fair to the company’s unaffiliated shareholders based on over fifteen factors that are described on pages 28 and 29 of the amended Proxy Statement. We believe that our disclosure with respect to this point is clear and complies in all respects with Item 1014 of Regulation M-A, which does not require an acquiring person to perform an independent evaluation of the fairness of the proposed merger. Rather, the rule requires the acquiring person to state whether it reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders. Our disclosure does state such belief and pages 28 and 29 of the amended Proxy Statement describe the factors that support such belief.

7.	You state on the eighth bullet point on page 29 that the value to company’s shareholders that would be achieved by continuing as a public company was not likely to be as great as the merger consideration. Please revise your disclosure to discuss your analyses and reasoning supporting this conclusion.

We have revised the disclosure on page 29 to address your comment.

Financial Projections, page 31

8.	We note your response to our prior comment 44 and the related revisions on page 32. Please expand your disclosure to specifically describe what assumptions were made with respect to the starting date for the projection, equity market returns, interest rates, sales and premium growth rates, customer persistency and expense growth.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 32 of the amended Proxy Statement.

Opinion of the Financial Advisor to the Special Committee, page 33

Valuation Analyses, page 35

9.	We note your responses to our prior comments 49 and 50. Please advise us as to whether the companies used in the analyses were the only companies and transactions that met the criteria identified. If any companies meeting the criteria were identified and specifically excluded from the analyses, please revise to identify the company or transaction and explain why it was excluded.

We are not aware of any companies or transactions that met the criteria identified but were excluded from the analyses.

Summary of Financial Analyses of UBS and Goldman Sachs, page 45

Selected Publicly Traded Companies Analysis, page 48

10.	We note your response to our prior comment 68. Please revise your disclosure in the proxy statement to identify the three companies that also met the criteria but were not included in the analysis. Also, please state in your revised disclosure why these companies were excluded.

We have amended the disclosure on page 50 of the amended Proxy Statement to further clarify the criteria used to identify the comparable companies. UBS and Goldman Sachs did not identify any companies that met the criteria but were not included in such analysis.

Miscellaneous, page 51

11.	We note your response to our prior comments 71 and 72 and reissue those comments. It appears that UBS and Goldman Sachs provided a “report, opinion or appraisal” within the meaning of Item 1015(a) of Regulation M-A. Therefore, the disclosure should describe “any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship.” See Item 1015(b)(4). Please revise to provide a narrative and quantitative description of the fees paid to UBS and Goldman Sachs.

The disclosure on page 55 of the amended Proxy Statement has been revised to provide the disclosure requested.

*        *        *

In providing the foregoing responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have further questions or comments, please contact me at (614) 677-5331.

Sincerely,

/s/ Timothy G. Frommeyer
Timothy G. Frommeyer
Senior Vice President—Chief Financial Officer

cc:

Sebastian Gomez Abero

Securities and Exchange Commission

Suzanne Hayes

Branch Chief

Securities and Exchange Commission

Mark Thresher

Nationwide Financial Services, Inc.

Timothy Frommeyer

Nationwide Financial Services, Inc.

Roger A. Craig

Nationwide Financial Services, Inc.

W. G. Jurgensen

Nationwide Mutual Insurance Company

Patricia R. Hatler

Nationwide Mutual Insurance Company

David J. Zampa

Sidley Austin LLP

Jeff Colvin

Sidley Austin LLP

James P. Dougherty

Jones Day

Lyle G. Ganske

Jones Day

Michael Groll

Dewey & LeBoeuf LLP

Sheri E. Bloomberg

Dewey & LeBoeuf LLP